Exhibit 97.1

EXECUTIVE COMPENSATION RECOVERY POLICY

INTRODUCTION

Playa Hotels & Resorts, N.V. (the “Company”) believes that it is in the best interests of the Company and its shareholders to foster a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. This Executive Compensation and Recovery Policy (the “Policy”) is intended to comply with the compensation recovery requirements of Section 10D of the Securities Exchange Act of 1934, as amended, the rules promulgated thereunder by the U.S. Securities and Exchange Commission (“SEC”) and listing rules of the Nasdaq Stock Market LLC (“Nasdaq”).

DEFINED TERMS

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, a restatement resulting solely from the retrospective application of a change in generally accepted accounting principles is not an Accounting Restatement.

“Covered Executive” means the Company’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy-making functions for the Company (i.e., the Company’s Section 16 officers), and any other employee who may from time to time be notified that they will be deemed subject to the Policy by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company.

“Incentive Compensation” means any compensation (including cash and equity compensation) that is granted, earned, or vested based wholly or in part upon (a) the attainment of one or more measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or derived wholly or in part from such measures, or (b) the Company’s stock price or total shareholder return. Incentive Compensation subject to this Policy may be provided by the Company or subsidiaries or affiliates of the Company (“Company Affiliates”).

“Recoupment Period” means the three completed fiscal years preceding the Trigger Date, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years, provided that any transition period of nine months or more shall count as a full fiscal year.

“Trigger Date” means the earlier to occur of: (a) the date the Board, the Audit Committee of the Board, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement; in the case of both (a) and (b) regardless of if or when restated financial statements are filed.

COVERED EXECUTIVES

This Policy applies to the Company’s current and former Covered Executives.

RECOVERY: ACCOUNTING RESTATEMENT

Subject to the exceptions set forth in this Policy, in the event the Company is required to prepare an Accounting Restatement, the Company shall recover reasonably promptly the amount of Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the Incentive Compensation that would have been received by such Covered Executive taking into account the Accounting Restatement (calculated on a pre-tax basis).

This Policy, as may be amended from time to time by the Committee, will apply to all Incentive Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the Nasdaq or another national securities exchange or a national securities association. Accordingly, this Policy can apply to a person that is no longer a Company employee or a Covered Executive at the time of recovery.
Incentive Compensation is deemed “received” for purposes of this Policy in the fiscal period during which the measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on 2024 Adjusted EBITDA, and such award is paid or issued in 2025, the award will be deemed to have been received in 2024.

METHOD OF RECOVERY

The Company will determine, in its sole discretion, the method for recovering Incentive Compensation hereunder, which may include, without limitation, to the extent permitted by law:

(a)requiring reimbursement of cash Incentive Compensation previously paid;

(b)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

(c)offsetting the recovery amount from any compensation otherwise owed by the Company or the Company Affiliates to the Covered Executive;

(d)adjusting outstanding vested or unvested equity awards; and/or

(e)taking any other remedial and recovery action, as determined by the Company.

NO INDEMNIFICATION OR ADVANCEMENT OF LEGAL FEES

Notwithstanding the terms of any indemnification agreement, insurance policy, contractual arrangement, the governing documents of the Company or other document or arrangement, the Company shall not indemnify any Covered Executive against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to this Policy.

EXCEPTIONS

The Company shall not be required to recover Incentive Compensation pursuant to this Policy if the Committee has made a determination that recovery would be impracticable for one of the following reasons (and the applicable procedural requirements are met):

(a)after making a reasonable and documented attempt to recover erroneously awarded Incentive Compensation, the Committee determines that the direct expenses that would be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

(b)based on a legal opinion of counsel acceptable to the Nasdaq, the Committee determines that recovery would violate a home country law adopted prior to November 28, 2022; or

(c)the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

ADMINISTRATION

This Policy is intended to comply with the listing requirements of the Nasdaq and related SEC rules and shall be interpreted in a manner consistent with those requirements. The Compensation Committee of the Board (the “Committee”) has full authority to interpret and administer this policy. The Committee’s determinations under the policy shall be final and binding on all persons, need not be uniform with respect to each individual covered by the Policy, and shall be given the maximum deference permitted by law. If the Committee cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on a reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination.

EFFECTIVE DATE

This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and shall apply to any Incentive Compensation received on or after October 2, 2023. Any Incentive Compensation received prior to October 2, 2023 shall remain subject to the Company’s prior Executive Compensation Recovery Policy, as applicable.

AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion, including any amendment which it deems necessary to reflect rules and regulations adopted by the SEC and to comply with any rules or standards adopted by the Nasdaq.

OTHER RECOVERY RIGHTS AND ACKNOWLEDGMENTS

The Company intends that this Policy will be applied to the fullest extent of the law. The Company may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery or recoupment that may be available to the Company pursuant to applicable law, including but not limited to the Sarbanes-Oxley Act of 2002, the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement, and any other legal remedies available to the Company or the Company Affiliates. From and after the Effective Date, unless the Executive’s agreement to this Policy is provided in another agreement with the Executive, each Covered Executive will be required to sign an Executive Compensation Recovery Policy Acknowledgement and Agreement agreeing to the terms of this Policy in such form as determined by the Committee as a condition to receiving awards or payments of Incentive Compensation with respect to fiscal years beginning on or after that date.

SUCCESSORS

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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